SAMSON OIL & GAS LIMITED DETERMINES SABRETOOTH RESERVES

Denver 1700 hours September 10th, 2008; Perth 0700 hours September 11th, 2008

SABRETOOTH PROSPECT - DAVIS BINTLIFF #1
(Working Interest 12.5%, Net Revenue Interest 9%)

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that drilling operations have been completed at the Davis Bintliff #1 well. Casing and cementing operations were completed and the drilling rig was demobilized on the 5th of September. A completion rig will be used to perforate the casing and run the necessary completion tubing and packer. This operation is expected to commence on September 18th and will take approximately 7 days.

Samson currently estimates the proved recoverable reserves associated with the discovery between 12 and 17 BCFE. This estimate has been made using a deterministic volumetric method compliant with the Society of Petroleum Engineers and World Petroleum Congress guidelines set forth in May, 1997. The current Proven class of the estimated reserves is Proven Behind Pipe but this would be expected to be upgraded to Proven Developed Producing as soon as the well is brought on stream following completion operations..

Samson’s net share of this reserve is estimated between 0.80 and 1.2 BCFE and has a net present value calculated at a 10% discount rate, net to Samson of between US$ 6.2 million and US$7.4 million, utilizing current NYMEX forward pricing forecasts.

The Davis Bintliff #1 well is located in Brazoria County, in Texas’ onshore Gulf Coast producing region.

This reserve estimate was prepared by Robert A. Gardner, Vice President of Engineering at Samson Oil and Gas USA, Inc. Mr. Gardner has 17 years of Oil and Gas experience in determining reserves located in various domestic US producing basins. Mr. Gardner holds a Master’s of Science Degree in Mechanical Engineering and a Masters of Business Administration. Mr. Gardner is an active member of the Society of Petroleum Engineers and American Society of Mechanical Engineers.

About Samson Oil & Gas Limited
Samson Oil & Gas Limited owns working interests in a number of producing American oil and gas wells and a substantial inventory of proved and undeveloped reserves and exploration concessions located in various productive basins in central and west-central USA. Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions and to use certain methodologies in valuing any such proved reserves The current NYMEX forward pricing forecasts used for our valuations in this press release are not SEC approved pricing methodologies . U.S. Investors are urged to consider these differences and closely review the disclosure in our Form 20-F, as amended, available on our website at www.samsonoilandgas.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or visiting www.sec.gov.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause the reserves and future net revenues associated with this well to be different from the current estimate, including uncertainties inherent in the estimation of proved reserves and in the projection of future rates of production, production performance, well bore integrity and commodity pricing. Actual results may differ materially from those anticipated or estimated by any forward looking information. A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended ,which is available at www.sec.gov/edgar/searchedgar/webusers.htm.